LION ELECTRIC ANNOUNCES AMENDMENTS TO CERTAIN SENIOR CREDIT INSTRUMENTS AND THE ENTERING INTO OF NEW FINANCING

MONTREAL, QUEBEC - July 2, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today that it has entered into amendments to certain of its senior credit instruments, namely (i) its senior revolving credit agreement entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Québec, (ii) its loan agreement entered into with Finalta Capital and Caisse de dépôt et placement du Quebec, and (iii) its non-convertible debentures issued in July 2023 to a group of investors led by Mach Group and the Mirella & Lino Saputo Foundation. The Company also announced the entering into of a new agreement with Investissement Québec providing for a loan under the ESSOR program in the amount of C$5,000,000, which loan may, under certain conditions, be drawn up to C$7,500,000 (the “ESSOR loan”).

The revolving credit agreement amendments provide for, among other things, the suspension of the financial covenants currently applicable under the revolving credit agreement until September 30, 2024 (the “covenant relief period”), namely the tangible net worth test and the springing fixed charge coverage ratio. In furtherance of such amendments, the Company will be required during the covenant relief period to maintain a minimum amount of available liquidity (calculated based on the maximum amount that can be drawn under the revolving credit facility and cash on hand) of C$15,000,000, subject to limited exceptions. Under the revolving credit agreement amendments, the Company will also be subject to enhanced reporting obligations and limitations on the use of any advances made under the revolving credit facility until such time that the amount available to be drawn under the revolving facility equals or exceeds 50% of the total borrowing capacity under the revolving facility for 30 consecutive days. The requirements relating to an availability block and the funding of an interest reserve account of C$10,000,000 upon availability dropping below 30%, which were introduced in July 2023, are no longer applicable under the revolving credit agreement amendments. Further, the revolving credit agreement amendments provide for certain increases in the applicable pricing grid and the effective deferral of the interest payable under the revolving credit facility during the covenant relief period. All other material terms and conditions of the revolving credit agreement, including the August 11, 2025 maturity date and the general affirmative covenants, restrictions, negative covenants and events of defaults thereunder, remain substantially unchanged. For additional details on the revolving credit agreement and the revolving credit agreement amendments, please refer to the copies thereof which will be available on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Company has also entered into the ESSOR loan in the amount of C$5,000,000, which loan may, under certain conditions, be drawn up to C$7,500,000. The ESSOR loan has an initial term of three years, bears interest at a fixed annual rate of 13% per annum and provides, subject to the terms and conditions therein, for a moratorium of 12 months on the payment of any principal and interest thereunder.
The Company also amended the loan agreement entered into with Finalta Capital Fund, L.P., as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to provide for a minimum available liquidity requirement aligned during the covenant relief period with the one added to the revolving credit agreement pursuant to the credit agreement amendments. Further, the loan agreement amendments provide for an increase in the applicable interest rate to 13% and capitalization of 50% of the interest payable during the covenant relief period. All other material terms and conditions of the amended loan agreement, including the November 6, 2024 maturity date, remain substantially unchanged.

The Company also amended the non-convertible debentures issued in July 2023 to a group of investors led by Mach Group and the Mirella & Lino Saputo Foundation to provide for the capitalization of 50% of the interest payable under the non-convertible debentures during the covenant relief period.

The Company will continue to actively evaluate different opportunities that may enable it to improve its liquidity and strengthen its financial position. Such opportunities may include certain refinancing initiatives related to its debt instruments and/or any other similar opportunities or alternatives.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The Company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the amendments entered into by the Company, its ability to remain in compliance with the terms and conditions of its debt instruments and to have access to sufficient cash to meet its operational needs, its evaluation of other opportunities, statements about Lion’s beliefs and expectations and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. The forward-looking statements contained in this press release are based on a number of estimates and assumptions that Lion believes are reasonable when made. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. For additional information on estimates, assumptions, risks and uncertainties underlying certain of the forward-looking statements made in this press release, please consult section 23.0 entitled “Risk Factors” of the

Company’s annual management’s discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company’s interim MD&As. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s annual MD&A for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

With respect to the financing opportunities for the Company, there can be no assurance that the Company will be successful in pursuing and implementing any such opportunities, nor any assurance as to the outcome or timing of any such opportunities, including whether the Company will be able to remain in compliance with the terms and conditions of its debt instruments and to have access to sufficient cash to meet its operational needs.

For further information:

MEDIA
Patrick Gervais
Vice President, Trucks & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171